FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of   February, 2003
Commission File Number 333-7182-01

                                    CEZ, a.s.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X       Form 40-F
                                  ---                ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            ----

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes          No  X
                                   ---         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   --------

The following information was filed by CEZ, a.s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

Information concerning the Extraordinary General Meeting.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      CEZ, a.s.
                                 -------------------
                                    (Registrant)
Date: February 25, 2003
                                 By:
                                    --------------------------------------------
                                                  Libuse Latalova
                                           Head of Finance Administration

CEZ, a.s.                                              Company I.D. No. 45274649
--------------------------------------------------------------------------------
Shareholders with stakes over 3%

Based on an extract from the register of the shareholders of CEZ, a.s., as at February 18, 2003, the only shareholder owning a stake of more than 3% is the National Property Fund of the Czech Republic. Its stake amounts to 67.612% of the company's registered capital.

David Svojitka elected new member of CEZ Board of Directors

At its morning meeting of February 24, 2003, the Supervisory Board of CEZ elected CEZ Executive Director for Finance and Administration David Svojitka to the post of member of the Board of Directors. Concurrently with such appointment, the post of member of the Board of Directors Frantisek Hezoucky, Director of the Temelin nuclear power plant, terminated.

Frantisek Hezoucky's four year term expired on January 4, 2003 and he did not seek another term as a member of the Board of Directors. In accordance with the company's Articles of Association, his post as a member of the Board of Directors terminates either upon the expiration of three months after the expiration of his term or upon the election of a new member, which is what occurred today.

Stanislav Kazecky elected Chairman of CEZ Supervisory Board

At its meeting of February 24, 2003, the CEZ Supervisory Board, in its new composition ensuing from the decisions made by the Extraordinary General Meeting, elected a new Chairman of the Supervisory Board, Stanislav Kazecky. The Vice-Chairmen of the Supervisory Board are Vaclav Krejci and Zdenek Hruby.

Petr Voboril elected Vice-Chairman of CEZ Board of Directors

At the Board of Directors meeting of February 24, 2003, Petr Voboril was elected Vice-Chairman of the Board of Directors. Petr Voboril has been a member of the CEZ Board of Directors since November 6, 2002. He is concurrently the Executive Director for Strategic Development and a Deputy General Director.

He thereby replaced Frantisek Hezoucky at the post of Vice-Chairman of the Board of Directors, since Mr. Hezoucky's post as a member of the Board of Directors terminated.

CEZ, a.s.                                              Company I.D. No. 45274649
--------------------------------------------------------------------------------

            Minutes of an Extraordinary General Meeting of CEZ, a.s.
              held on February 24, 2003 at Kongresove centrum Praha

Agenda

1) Commencement, election of Chairman of General Meeting, Minutes Clerk, Vote Counters and Minutes Verifying Clerks
2)   Approval of Draft Agreement on Sale of Part of an Enterprise -- Teplarny
     Nachod
3) Recall and election of members of the company's Supervisory Board, with the exception of those members of the Supervisory Board who are elected by employees pursuant to Section 200 of the Commercial Code and Article 13 (1.) (d) of the company's Articles of Association
4) Supplement to the resolution in respect of Item No. 15 which was approved at the General Meeting of CEZ, a.s. held on June 19, 2001

--------------------------------------------------------------------------------

Regarding Item 1)
The General Meeting approved Ing. Jan Zeleny as Chairman of the General Meeting, Dr. Marcela Ulrichova as Minutes Clerk of the General Meeting, Antonin Kralik and Vaclav Novotny as Vote Counters of the General Meeting and Klara Sedinova and Lucie Semberova as Minutes Verifying Clerks.

Regarding Item 2)
The General Meeting approved the Draft Agreement on Sale of Part of an Enterprise -- Teplarny Nachod and expressed consent that the company's Board of Directors should conclude the enclosed version of the Agreement on Sale of Part of an Enterprise -- Teplarny Nachod.

Regarding Item 3)
Based on a proposal from the National Property Fund of the Czech Republic, the General Meeting of CEZ recalled from the Supervisory Board Milada Vlasakova, Ing. Josef Flekal, Ing. Vratislav Vajnar, Mgr. Oldrich Vojir and JUDr. Olga Horakova.

Based on a proposal from the National Property Fund of the Czech
Republic, the General Meeting of CEZ elected the following members to the Supervisory Board:

Ing. Stanislav Kazecky, CSc., RNDr. Jaroslav Kusut, CSc.,
MBA, Ing. Zdenek Hruby, Ing. Pavel Suchy and Ing. Jan Demjanovic.

Regarding Item 4)
1) The General Meeting took into cognizance the Report of the Board of Directors on the Progress of the Implementation of the Resolution Regarding Item No. 15 which was Approved at the General Meeting of CEZ, a.s. of June 19, 2001 (Options scheme for the company's shares).
2) The General Meeting stipulated the following formal requisites supplementing Item No. 15, which ensue from Section 161a of Act No. 513/1991 Coll., the Commercial Code, which Item No. 15 had been approved at the General Meeting of CEZ, a.s. held on June 19, 2001:
     a) the company may acquire no more than 3,900,000 of its own common shares,
     b) the time period for which the company may acquire its own common shares shall not exceed 18 months,
     c) the lowest price for which the company may acquire its own common shares shall be CZK 50 per share,
     d) the highest price for which the company may acquire its own common shares shall be CZK 150 per share.